UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

KKR FINANCIAL HOLDINGS LLC

(Name of the Issuer)

KKR FINANCIAL HOLDINGS LLC

KKR & CO. L.P.

KKR FUND HOLDINGS L.P.

COPAL MERGER SUB LLC

KKR GROUP HOLDINGS L.P.

KKR FUND HOLDINGS GP LIMITED

KKR GROUP LIMITED

KKR MANAGEMENT LLC

(Name of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

48248A306

(CUSIP Number of Class of Securities)

David J. Sorkin	Nicole J. Macarchuk
KKR & Co. L.P.	KKR Financial Holdings LLC
9 West 57th Street, Suite 4200	555 California Street, 50th Floor
New York, New York 10019	San Francisco, California 94104
(212) 750-8300	(415) 315-3620

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the
Persons Filing Statement)

With copies to:

Gary I. Horowitz	Edward D. Herlihy
Joseph H. Kaufman	David E. Shapiro
Simpson Thacher & Bartlett LLP	Wachtell, Lipton, Rosen & Katz
425 Lexington Avenue	51 West 52nd Street
New York, New York 10017	New York, New York 10019
(212) 455-2000	(212) 403 1000

This statement is filed in connection with (check the appropriate box):

☐	a.

The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$2,470,179,357.54	$318,159.10

(*)          Calculated solely for purposes of determining the filing fee.  The transaction value was calculated based upon the market value of KFN common shares (the securities to be acquired) in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (i) $12.06, the average of the high and low prices per KFN common share as reported on the New York Stock Exchange on February 12, 2014 and (ii) 204,824,159, the estimated maximum number of KFN common shares that may be acquired in the merger, including shares reserved for issuance (on a net exercise basis, as applicable) under outstanding KFN equity awards.

(**)    The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001288 by the aggregate transaction valuation.

☒            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $318,159.10

Form or Registration No.:  Registration Statement on Form S-4 (Registration No. 333-193359)

Filing Party: KKR & Co. L.P.

Date Filed: January 15, 2014

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (a) KKR Financial Holdings LLC, a Delaware limited liability company (“KFN”), the issuer of the KFN common shares that are the subject of the Rule 13e-3 transaction; (b) KKR & Co. L.P., a Delaware limited partnership (“KKR”); (c) KKR Fund Holdings L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Fund Holdings”); (d) Copal Merger Sub LLC, a Delaware limited liability company (“Merger Sub”); (e) KKR Group Holdings L.P., an exempted limited partnership formed under the laws of the Cayman Islands; (f) KKR Fund Holdings GP Limited, an exempted company formed under the laws of the Cayman Islands; (g) KKR Group Limited, an exempted company formed under the laws of the Cayman Islands; and (h) KKR Management LLC, a Delaware limited liability company (collectively, the “Filing Persons”).

On December 16, 2013, KFN, KKR, Fund Holdings and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Delaware law, Merger Sub will merge with and into KFN (the “merger”), with KFN continuing its existence under Delaware law as the surviving entity in the merger and as a wholly-owned subsidiary of Fund Holdings.

At the effective time of the merger, each KFN common share issued and outstanding immediately prior to the effective time (other than KFN common shares held by Fund Holdings or any subsidiary of Fund Holdings) will automatically be converted into the right to receive 0.51 common units representing limited partner interests of KKR (such common units of KKR, the “KKR common units”), together with cash in lieu of fractional KKR common units, if any. Any KFN common shares held by Fund Holdings or any subsidiary of Fund Holdings will no longer be outstanding and will automatically be cancelled and retired and cease to exist, and no payment will be made with respect to them, at the effective time of the merger.  KKR will not issue any fractional KKR common units in the merger. Instead, each holder of KFN common shares that are converted pursuant to the Merger Agreement who otherwise would have received a fraction of a KKR common unit will be entitled to receive, from the exchange agent appointed by KKR pursuant to the Merger Agreement, a cash payment in lieu of the fractional units representing the holder’s proportionate interest in the proceeds from the sale by the exchange agent of the aggregate number of KKR common units to be delivered in the merger over the aggregate number of whole (non-fractional) KKR common units to be distributed to holders of KFN common shares in the merger.

In connection with the merger, (a) each option (whether vested or unvested) to purchase KFN common shares that is outstanding immediately prior to the effective time of the merger will be cancelled and converted into the right to receive an amount in cash equal to the excess of the cash value of the number of KKR common units that a holder of one KFN common share would be entitled to in the merger (determined by reference to the average closing price of a KKR common unit over the 10 trading day period ending on the trading day immediately preceding the closing date) over the exercise price per KFN common share subject to the option; (b) each restricted KFN common share (other than any restricted KFN common shares held by

i

KKR Financial Advisors LLC) issued and outstanding under KFN’s 2007 Share Incentive Plan for KKR Financial Holdings LLC, as amended from time to time (the “2007 Share Plan”), will be converted into a number of restricted KKR common units (having the same terms and conditions, including applicable vesting requirements, as applied to the restricted KFN common share immediately prior to the effective time) that a KFN common share would be exchanged for in the merger (with fractional KKR common units to be aggregated and rounded to the nearest whole unit), and KKR will assume the 2007 Share Plan and any award agreement issued thereunder pursuant to which any such restricted KFN common share has been granted in order to provide for the foregoing; and (c) each phantom share credited to a participant’s account under the KKR Financial Holdings LLC Non-Employee Directors’ Deferred Compensation and Share Award Plan (the “Deferred Compensation Plan”), will, immediately upon the effective time of the merger, automatically be converted into the right to receive 0.51 validly issued KKR common units (with fractional KKR common units to be aggregated and rounded to the nearest whole unit), but will otherwise remain outstanding following the effective time of the merger and be distributed pursuant to the terms of the Deferred Compensation Plan.

Concurrently with the filing of this Transaction Statement, KKR is filing with the SEC Amendment No. 4 to its registration statement on Form S-4 (Registration No. 333-193359), which includes a proxy statement/prospectus of KFN (the “proxy statement/prospectus”) relating to the special meeting of KFN common shareholders, at which KFN common shareholders will be asked to consider and vote upon the proposals to (1) adopt the Merger Agreement and (2) to adjourn the KFN special meeting, if necessary or appropriate to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the special meeting. The approval of the proposal to adopt the Merger Agreement by a majority of the outstanding KFN common shares entitled to vote thereon, including a majority of the outstanding KFN common shares entitled to vote thereon held by shareholders other than KKR and its affiliates, is a condition to the completion of the merger; provided that, if a quorum is not present at the meeting, only Proposal 2 can be voted on, and would require approval by the affirmative vote of a majority of the outstanding KFN common shares entitled to vote at such meeting represented either in person or by proxy.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in responses to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information in the proxy statement/prospectus. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

Each of Sandler O’Neill & Partners, L.P., Goldman Sachs & Co. and Lazard Frères & Co. LLC has consented to the inclusion of its respective materials filed as Exhibits under Item 16 of this Transaction Statement.

The filing of this Transaction Statement is not an admission by KKR, KFN or any affiliate of KKR or KFN that KFN is “controlled” by KKR or any affiliate of KKR for purposes of Rule 13e-3.  KKR and its affiliates own approximately 2.3% of outstanding KFN common shares (and, as a result, have no ability, acting on their own, to cause the election or removal of a member of the KFN board of directors), a majority of the members of the KFN board of directors are independent of KKR, the merger was negotiated by and unanimously recommended by a transaction committee of the KFN board of directors which was composed solely of directors not affiliated with KKR, and the completion of the proposed transaction is subject to the approval of a majority of the outstanding common shares of KFN other than common shares held by KKR or any affiliate of KKR.

Item 1.                                 Summary Term Sheet (Regulation M-A, Item 1001)

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

Item 2.                                 Subject Company Information (Regulation M-A Item 1002)

(a)                                 Name and Address.

KKR Financial Holdings LLC

555 California Street, 50th Floor

San Francisco, California 94104

(415) 315-3620

(b)                                 Securities.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—KFN Special Shareholder Meeting; Shareholders Entitled to Vote; Vote Required”

“The KFN Special Meeting—Record Date; Outstanding Shares; Shares Entitled to Vote”

“Security Ownership of Certain Beneficial Owners and Management”

(c)                                  Trading and Market Price.  The information set forth in the proxy statement/prospectus under the caption “Summary—Comparative Unit Prices and Distributions” is incorporated herein by reference.

(d)                                 Dividends.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Comparative Unit Prices and Distributions”

“The Merger Agreement—Dividends and Distributions”

(e)                                  Prior Public Offerings.  None.

(f)                                   Prior Stock Purchases.  The information set forth in the proxy statement/prospectus under the caption “Transactions in KFN Common Shares” is incorporated herein by reference.

Item 3.                                 Identity and Background of Filing Persons (Regulation M-A Item 1003)

(a)-(c)               Name and Address, Business and Background of Entities, Business and Background of Natural Persons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Parties”

“The Parties”

“Other Important Information Regarding the Parties”

“Where You Can Find More Information”

Item 4.                                 Terms of the Transaction (Regulation M-A Item 1004)

(a)                                 Material Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“The KFN Special Meeting”

“Special Factors”

“The Merger Agreement”

“Comparison of KKR Common Units and KFN Common Shares”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A—Agreement and Plan of Merger, dated as of December 16, 2013, by and among KKR & Co. L.P., KKR Fund Holdings L.P., Copal Merger Sub LLC and KKR Financial Holdings LLC

(c)                                  Different Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Effect of the Merger”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

“The KFN Special Meeting—Required Vote”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of Equity Awards”

(d)                                 Appraisal Rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary—No Appraisal Rights”

“Special Factors—No Appraisal Rights”

(e)                                  Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement/prospectus under the caption “Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)                                   Eligibility for Listing or Trading. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Listing of KKR Common Units; Delisting and Deregistration of KFN Common Shares”

“Special Factors—Listing of KKR Common Units Issued in the Merger”

“Description of KKR Common Units”

Item 5.                                 Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a)                                 Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Certain Relationships between KKR and KFN”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

“Transactions in KFN Common Shares”

None of the joint ventures and partnerships referenced in the last sentence of the section of the proxy statement/prospectus titled “Special Factors—Certain Relationships between KKR and KFN” are between KFN or any of its affiliates, on one hand, and any of the other Filing Persons, on the other hand, including any person specified in Instruction C of Schedule 13E-3 with respect to such other Filing Persons.

(b)-(c)               Significant Corporate Events, Negotiations or Contracts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Certain Relationships between KKR and KFN”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the KKR Participants for the Merger”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

(e)                                  Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Certain Relationships between KKR and KFN”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

“The Merger Agreement”

“Transactions in KFN Common Shares”

“Comparison of KKR Common Units and KFN Common Shares”

“Where You Can Find More Information”

Annex A—Agreement and Plan of Merger, dated as of December 16, 2013, by and among KKR & Co. L.P., KKR Fund Holdings L.P., Copal Merger Sub LLC and KKR Financial Holdings LLC

Item 6.                                 Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006)

(b)                                 Use of Securities Acquired. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Effect of the Merger”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

“Special Factors—Plans for KFN after the Merger”

“Special Factors—Delisting and Deregistration of KFN Common Shares”

“The Merger Agreement—The Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of Equity Awards”

Annex A—Agreement and Plan of Merger, dated as of December 16, 2013, by and among KKR & Co. L.P., KKR Fund Holdings L.P., Copal Merger Sub LLC and KKR Financial Holdings LLC

(c)(1)-(8) Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the KKR Participants for the Merger”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

“Special Factors—Plans for KFN after the Merger”

“Special Factors—Listing of KKR Common Units Issued in the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger, dated as of December 16, 2013, by and among KKR & Co. L.P., KKR Fund Holdings L.P., Copal Merger Sub LLC and KKR Financial Holdings LLC

Item 7.                                 Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a)                                 Purposes. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the KKR Participants for the Merger”

“Special Factors—Plans for KFN after the Merger”

(b)                                 Alternatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the KKR Participants for the Merger”

(c)                                  Reasons.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Opinion of the Financial Advisor to the KFN Transaction Committee”

“Special Factors—Purpose and Reasons of the KKR Participants for the Merger”

“Special Factors—Opinion of the Financial Advisor to KKR”

“Special Factors—Opinion of the Financial Advisor to the Conflicts Committee of KKR’s Managing Partner”

(d)                                 Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Effect of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the KKR Participants for the Merger”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

“Special Factors—Plans for KFN after the Merger”

“Special Factors—Board of Directors and Management of the General Partner of KKR after the Merger”

“Special Factors—Delisting and Deregistration of KFN Common Shares”

“The Merger Agreement”

“Material U.S. Federal Income Tax Consequences of the Merger”

“Material U.S. Federal Tax Consequences of KKR Unit Ownership”

Annex A—Agreement and Plan of Merger, dated as of December 16, 2013, by and among KKR & Co. L.P., KKR Fund Holdings L.P., Copal Merger Sub LLC and KKR Financial Holdings LLC

Item 8.                                 Fairness of the Transaction (Regulation M-A Item 1014)

(a)-(b)              Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Opinion of the Financial Advisor to the KFN Transaction Committee”

“Special Factors—Position of the KKR Participants as to the Fairness of the Merger”

Annex B—Opinion of Sandler O’Neill & Partners, L.P.

(c)                                  Approval of Security Holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“The KFN Special Meeting—Required Vote”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger, dated as of December 16, 2013, by and among KKR & Co. L.P., KKR Fund Holdings L.P., Copal Merger Sub LLC and KKR Financial Holdings LLC

(d)                                 Unaffiliated Representatives. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Opinion of the Financial Advisor to the KFN Transaction Committee”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

“The KFN Special Meeting—Recommendation of the KFN Board of Directors”

Annex B—Opinion of Sandler O’Neill & Partners, L.P.

(e)           Approval of Directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

“The KFN Special Meeting—Recommendation of the KFN Board of Directors”

(f)            Other Offers.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

Item 9.           Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a)-(b)     Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of the Financial Advisor to the KFN Transaction Committee”

“Special Factors—Opinion of the Financial Advisor to KKR”

“Special Factors—Opinion of the Financial Advisor to Conflicts Committee of KKR’s Managing Partner”

Annex B—Opinion of Sandler O’Neill & Partners, L.P.

Annex C—Opinion of Goldman, Sachs & Co.

Annex D—Opinion of Lazard Frères & Co. LLC

The presentation materials dated November 6, 2013, November 12, 2013, November 21, 2013, November 24, 2013, November 27, 2013, December 6, 2013, December 6, 2013, December 10, 2013, December 13, 2013 and December 5, 2013, each prepared by Sandler O’Neill & Partners, L.P. and reviewed by the transaction committee of the board of directors of KFN, are attached hereto as Exhibits (c)(4) through (c)(12) and (c)(20), respectively, and are incorporated by reference herein.

The presentation materials dated October 17, 2013, October 29, 2013, November 6, 2013, November 25, 2013, December 10, 2013 and December 15, 2013, each prepared by Goldman, Sachs & Co. and reviewed by the board of directors of KKR Management LLC, are attached hereto as Exhibits (c)(13) through (c)(18), respectively, and are incorporated by reference herein.

The presentation materials dated December 16, 2013, prepared by Lazard Frères & Co. LLC and reviewed by the conflicts committee of the board of directors of KKR Management LLC, are attached hereto as Exhibit (c)(19).

(c)           Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of KFN during its regular business hours by any interested holder of KFN common shares or representative who has been designated in writing.

Item 10.         Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a)-(b)     Source of Funds; Conditions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“The Merger Agreement—Merger Consideration”

Annex A—Agreement and Plan of Merger, dated as of December 16, 2013, by and among KKR & Co. L.P., KKR Fund Holdings L.P., Copal Merger Sub LLC and KKR Financial Holdings LLC

(c)           Expenses.  The information set forth in the proxy statement/prospectus under the following caption “Special Factors—Fees and Expenses” is incorporated herein by reference.

(d)           Borrowed Funds.  Not applicable.

Item 11.         Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a)           Securities Ownership.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Security Ownership of Certain Beneficial Owners and Management”

“Security Ownership of the KKR Participants and Certain Affiliates”

(b)           Securities Transactions.  The information set forth in the proxy statement/prospectus under the caption “Transactions in KFN Common Shares” is incorporated herein by reference.

Item 12.         The Solicitation or Recommendation (Regulation M-A Item 1012)

(d)           Intent to Tender or Vote in a Going Private Transaction.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“The KFN Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the KKR Participants for the Merger”

(e)           Recommendation of Others.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“Summary”

“The KFN Special Meeting”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purpose and Reasons of the KKR Participants for the Merger”

Item 13.         Financial Statements (Regulation M-A Item 1010)

(a)           Financial Information.  The audited financial statements set forth in KFN’s Annual Report on Form 10-K for the year ended December 31, 2013 are incorporated by reference herein.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Selected Historical Consolidated Financial Data of KFN”

“Summary—Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Share Distributions of KFN”

“Summary—Unaudited Comparative Per Unit Information”

“Where You Can Find More Information”

(b)           Pro Forma Information.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Unaudited Comparative Per Unit Information”

“Unaudited Pro Forma Condensed Combined Financial Statements”

Item 14.         Persons/Assets, Retained, Employed, Compensated and Used (Regulation M-A Item 1009)

(a)-(b)     Solicitations and Recommendations; Employees and Corporate Assets.  The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers”

“The KFN Special Meeting—Solicitation of Proxies”

“The KFN Special Meeting—Assistance”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the KFN Board of Directors and Reasons for the Merger; Fairness of the Merger”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

“Special Factors—Fees and Expenses”

Item 15.         Additional Information (Regulation M-A Item 1011)

(b)           The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Interests of Directors and Executive Officers of KFN in the Merger”

“Special Factors—Interests of Directors and Executive Officers of KFN in the Merger”

(c)           Other Material Information. The information set forth in the proxy statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated herein by reference.

Item 16.         Exhibits (Regulation M-A Item 1016)

(a)(1)      The preliminary proxy statement/prospectus of KKR (incorporated by reference to Amendment No. 4 to Form S-4 filed by KKR on March 21, 2014 (Registration No. 333-193359))

(a)(2)      Form of Proxy Card (incorporated by reference to the proxy statement/prospectus)

(a)(3)      Letter to KFN Common Shareholders (incorporated by reference to the proxy statement/prospectus)

(a)(4)      Notice of Special Meeting of Common Shareholders (incorporated by reference to the proxy statement/prospectus)

(a)(5)      Joint Press Release of KKR and KFN, dated December 16, 2013 (incorporated by reference to Exhibit 99.1 to KFN’s Current Report filed on Form 8-K with the SEC on December 16, 2013)

(a)(6)      Investor Presentation (incorporated by reference to KKR’s filing on December 17, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(7)      Transaction Key Messages (incorporated by reference to KKR’s filing on December 17, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(8)      Transcript: KFN — KKR Conference Call to discuss the acquisition of KFN held on December 16, 2013  (incorporated by reference to KKR’s filing on December 18, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(9)      KKR — KFN Merger Agreement Frequently Asked Questions for KFN Shareholders (incorporated by reference to KFN’s filing on December 20, 2013 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(10)    Transcript: KFN - Q4 2013 KKR Financial Holdings LLC Earnings Conference Call held on January 31, 2014  (incorporated by reference to KFN’s filing on January 31, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(11)    Excerpts from KKR’s Q4 2013 Earnings Conference Call held on February 6, 2014 (incorporated by reference to KKR’s filing on February 7, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(12)    Information about the transaction included in presentations made to current and prospective investors in KKR’s funds, vehicles or accounts (incorporated by reference to KKR’s filing on February 14, 2014 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(b)           None

(c)(1)      Opinion of Sandler O’Neill & Partners, L.P., dated as of December 16, 2013 (incorporated by reference to the proxy statement/prospectus)

(c)(2)      Opinion of Goldman, Sachs & Co., dated as of December 16, 2013 (incorporated by reference to the proxy statement/prospectus)

(c)(3)      Opinion of Lazard Frères & Co. LLC, dated as of December 16, 2013 (incorporated by reference to the proxy statement/prospectus)

(c)(4)      Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated November 6, 2013*

(c)(5)      Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated November 12, 2013*

(c)(6)      Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated November 21, 2013*

(c)(7)      Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated November 24, 2013*

(c)(8)      Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated November 27, 2013*

(c)(9)      Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated December 6, 2013*

(c)(10)    Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated December 6, 2013*

(c)(11)    Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated December 10, 2013*

(c)(12)    Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated December 13, 2013*

(c)(13)    Presentation materials of Goldman, Sachs & Co. for the board of directors of KKR Management LLC, dated October 17, 2013*

(c)(14)    Presentation materials of Goldman, Sachs & Co. for the board of directors of KKR Management LLC, dated October 29, 2013*

(c)(15)    Presentation materials of Goldman, Sachs & Co. for the board of directors of KKR Management LLC, dated November 6, 2013*

(c)(16)    Presentation materials of Goldman, Sachs & Co. for the board of directors of KKR Management LLC, dated November 25, 2013*

(c)(17)    Presentation materials of Goldman, Sachs & Co. for the board of directors of KKR Management LLC, dated December 10, 2013*

(c)(18)    Presentation materials of Goldman, Sachs & Co. for the board of directors of KKR Management LLC, dated December 15, 2013*

(c)(19)    Presentation materials of Lazard Frères & Co. LLC for the conflicts committee of the board of directors of KKR Management LLC, dated December 16, 2013*

(c)(20)    Presentation materials of Sandler O’Neill & Partners, L.P. for the transaction committee of the board of directors of KFN, dated December 5, 2013**

(d)(1)      Agreement and Plan of Merger, dated as of December 16, 2013, by and among KKR & Co. L.P., KKR Fund Holdings L.P., Copal Merger Sub LLC and KKR Financial Holdings LLC (incorporated by reference to the proxy statement/prospectus)

(d)(2)      Amended and Restated Operating Agreement of KKR Financial Holdings LLC, dated May 3, 2007, as amended May 7, 2009 (incorporated by reference to Exhibit 3.1 to KFN’s Quarterly Report filed on Form 10-Q with the SEC on August 6, 2009)

(d)(3)      Amendment No.1 to the Amended and Restated Operating Agreement of KKR Financial Holdings LLC, dated February 28, 2010 (incorporated by reference to Exhibit 3.2 to KFN’s Annual Report filed on Form 10-K with the SEC on March 1, 2010)

(d)(4)      Amendment No. 2 to the Amended and Restated Operating Agreement of KKR Financial Holdings LLC, effective as of January 10, 2013 (incorporated by reference to Exhibit 3.1 to KFN’s Current Report filed on Form 8-K with the SEC on January 11, 2013)

(f)            None

(g)           None

*                                         Previously filed on February 18, 2014.

**                                  Previously filed on March 19, 2014.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 21, 2014

KKR FINANCIAL HOLDINGS LLC

	By:	/s/ NICOLE J. MACARCHUK
		Name:	Nicole J. Macarchuk
		Title:	General Counsel

KKR & CO. L.P.

	By:	KKR Management LLC,
its general partner

	By:	/s/ DAVID J. SORKIN
		Name:	David J. Sorkin
		Title:	General Counsel & Secretary

KKR FUND HOLDINGS L.P.

	By:	KKR Fund Holdings GP Limited,
a general partner

	By:	/s/ DAVID J. SORKIN
		Name:	David J. Sorkin
		Title:	Director

COPAL MERGER SUB LLC

	By:	/s/ DAVID J. SORKIN
		Name:	David J. Sorkin
		Title:	General Counsel & Secretary

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited,
its general partner

By:	/s/ DAVID J. SORKIN
	Name:	David J. Sorkin
	Title:	Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ DAVID J. SORKIN
	Name:	David J. Sorkin
	Title:	Director

KKR GROUP LIMITED

By:	/s/ DAVID J. SORKIN
	Name:	David J. Sorkin
	Title:	Director

KKR MANAGEMENT LLC

By:	/s/ DAVID J. SORKIN
	Name:	David J. Sorkin
	Title:	General Counsel & Secretary